Filed by Plains Exploration & Production Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Pogo Producing Company
Commission File No.: 1-07792

Final Transcript

Sep. 05. 2007 / 9:05AM ET, PXP - Plains Exploration at Lehman Brothers CEO Energy Conference

The following is a transcript of a webcast presentation given by Plains Exploration & Production Company on September 5, 2007. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Company believes that none of these inaccuracies is material. A reply of the recorded webcast will be accessible for 60 days through the Company’s website at www.pxp.com.

PRESENTATION

Jeffrey Robertson —Lehman Brothers—Analyst

We’d like to start our next presentation. It’s a pleasure to welcome Plains Exploration and Production Company. With us to do the presentation from the company is Jim Flores, Plains’ Chairman and CEO. I’ll turn it over to Jim.

James Flores —Plains Exploration & Production Company—Chairman, President & CEO

Thanks, Jeff and thanks for having us. With everybody here at Lehman Brothers, we appreciate the sponsorship and the relationship we’ve had with the bank as well as all of our investors and friends we see out in the audience.

Today is a special time for Plains. We’re in the middle of a transaction where I know everybody saw the press release where we agreed to acquire Pogo Producing Company back in July and right before the credit crunch and different market mayhem. And so from the standpoint of that transaction, as it continues to progress, let me make a few comments about just the status of Pogo.

It continues to go fine. We continue to work with the company and getting all the work done. Initially the priority was getting the S4 filed and the S4 is now filed. It’s got all the detail of the background of the merger discussions. It’s got all the requirements of financing with regards to any kind of credit facility which we’ll acquire the cash payment to Pogo. It’s all been secured.

With that in place we’re waiting on SEC to tell us whether or not they’re going to review the transaction. If Pogo gets reviewed then we’ll probably close sometime around — a little before Thanksgiving in November. If we do not get reviewed from the SEC, we can close sometime in October. Just kind of set the groundwork on that process I thought was very important today. There’s been a bit of confusion, a bit of speculation as far as some of the aspects of it, but as far as we know the transaction is rock solid and moving forward.

At the same point in time, today’s presentation is very much homogenized by the lawyers involved in that transaction and the SEC review process. So please bear with us. We’ve put a lot of generic slides together and we look forward on the close of the transaction to give you a lot more specific data. So with that qualifier, we’ll move forward.

PXP has been very focused since its inception in 2002 on growing per share value. We’ve consistently been a devalued player because of our large oil reserves and our incremental upside that we work on some significant long term projects, like our real estate, our deep water, our offshore California permitting issues, our Rocky Mountain permitting opportunities. These projects are very large. They’re very meaningful, but they take a long time to come together.

Therefore, they devalue what we’ve been able to do is move forward into a very consistent strategy of acquiring large oil and gas properties or companies with development inventories and expiration options. What we try to do is outlined here is kind of our history from 2003 when we bought 3TEC on a 50/50 basis. Nuevo was 100% stock in 2004. This is all in front of the big oil rise price rise. In 2005 we also bought some California producing properties; 100% cash. You see we didn’t buy anybody in ‘06.

In ‘06 we felt like prices were getting a little ahead of themselves for assets and everything and we were actually a seller as shown further down on the slide and here in 2007 with the sell off in gas, we’ve been a buyer in a Piceance, which we think is a fabulous business and tremendous growth that we’re seeing already and with the additional drilling we’ve done there and then also with the Pogo producing acquisition.

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Final Transcript

Sep. 05. 2007 / 9:05AM ET, PXP - Plains Exploration at Lehman Brothers CEO Energy Conference

So we’ve got a consistent strategy of finding value in companies and finding value in assets that will bolt onto our company and our disciplines that we can ring out that incremental accretion. The selling of non core oil and gas properties enhance the asset portfolio has also been a big part of PXP. After the Nuevo transaction, we cleaned up that portfolio of assets by selling the Pacific offshore, our Illinois property in South Texas.

In 2005 we sold East Texas with high, high gas prices and soaring service costs. In 2006, as we weren’t a buyer of assets, we were a seller. We sold our non core California properties for almost $19.00 a barrel. In West Texas and then we sold our Gulf of Mexico properties which had no crude reserve for almost $700 million. There were two discoveries we had in deep water.

So we try to be opportunistic here and what it’s allowed us to do is reshape our company with a goal in mind of being opportunistic on the commercial side but also building a company that will be able to return per share value to the shareholder in the form of share repurchases, ala financial flexibility as you’ve seen, and also grow organically.

On the share repurchases, we bought back about 10% of our shares prior to the Pogo issuance of the last 40 million shares, which we had a good stock performance in 2006. We’re in the process of buying shares here in 2007 and we saw the Piceance opportunity as well as the Pogo opportunity. What we look forward to doing is getting our financial flexibility back at PXP that we used to acquire Pogo and get back on this train where we’re able to return the incremental value we create in PXP to the shareholder, either through the share buyback or special dividends.

The real sleeper in our company where we try to get to to extend the value proposition of PXP is to grow organically. One of the things that we’re going to be talking a lot about is that organic growth from now on. Going from a stayed California producer that wasn’t growing much because the assets are very consistent. We are very proud of them. The costs are very stable. The prices have been very volatile to the upside, so our operating margins have been increasing, but they don’t grow on a volume basis like we’d like to.

So what we’ve been able to do is rotate the assets that grow more and we found that our disciplines in 2006 in the Gulf of Mexico discoveries of Bigfoot and Caesar where we had $70 million invested in these projects and sold them for $706 million in the same year. Then we backed it up here in 2007 with Gulf of Mexico discoveries in Friesian, which is in deep water with Shell and Flat Rock area with Flat Rock, Hurricane Deep, and Cottonwood Point. All three of these are with Chevron and MacMoRan.

That points toward 2008 to have significant increases and forecast on the Flatrock area, the Piceance Basin and also the Pogo assets. Pogo has a rancher’s area that we’ll talk about that has tremendous growth opportunities as well as many cash flow generating assets like we have in California. So you’ll see at the end of this presentation why it’s been a fabulous fit for us on an operating basis.

The Pogo transaction specifically enhances the growth opportunities of PXP. We’re talking about cash flow generating flexibility with a large U.S. onshore development inventory. Pogo has been busy in Canada, busy in the Gulf of Mexico and they haven’t focused on these assets admittedly as much as they would like and they’re turning their focus there. They’re rotating the company to put a lot effort here and expand this inventory at time when they put the company for sale. So we’ve got a lot of unfinished business on the Pogo side that they’ve done a fairly good job putting together that the street has not been exposed to. We look forward to bringing that forth in the transaction.

Not all of it is going to work, but a lot of it has got some really exciting potential. It’s got conventional and also unconventional resources and then high quality basins. We talked about the Permian, you’re talking about the Wind River Basin where Madden is; talking about the San Juan, talking about Panhandle, South Texas. These are marquee areas. These aren’t new frontier areas where oil is challenging or gas is challenging. This is the area that you want to be in. It’s very hard to get a foothold in these areas.

Pogo being 100 million barrels of crude oil; WTI. I know of no 100 million barrel transaction short of Nuevo in 2004 that have gone on where you can acquire these types of reserves other than deep water. This is a very prize barrel when you look at a situation of $75 crude oil and you look at over 100 million barrels of WTI rated crude in the Permian Basin hooked into Cushing. This is something that’s very special to Pogo and we’re excited about getting our hands on it and the consummation of the transaction.

Also, Pogo had a very large and talented technical staff. We’ve been very lean because we’ve been very concentrated so it’s going to allow us to fully staff these assets and expand our technical expertise and management expertise whether we think it’s a very talented staff and also a large seismic data base that we’ve lacked as well at PXP. All this points to accelerated organic growth at PXP which is going to be an expansion of the chapter that we’ve been opening up through the Gulf of Mexico.

The positive financial impact, I’ll show you a slide showing the accretion of cash flow and production per share is outstanding. It did not dilute the crude reserves per barrel per share exposure that all of PXP shareholders have enjoyed the last five years. It’s going to give us a solid balance

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Final Transcript

Sep. 05. 2007 / 9:05AM ET, PXP - Plains Exploration at Lehman Brothers CEO Energy Conference

sheet with significant flexibility. As I told everybody, the financing aspect of the Pogo transaction, we basically ballooned our revolver up to $2.9 billion. We’ve got a five year commitment from our banks on the revolver and we’re at about 125 over LIBOR. If we end up borrowing, the whole thing maybe goes to 150.

I think Winston, our CFO Mr. Talbert has put together a well financed transaction and being the situation with the credit market where they are, we can time any kind of bond term outs and those things over the life of these five years. Sometime in that five years I’m sure the credit markets will be back open for the entire industry.

The cost savings are not insignificant here. They’re very significant. As Pogo was dismantling its business from the Canadian sales and the Gulf of Mexico sales, G&A was coming down. It’s going to be an opportunity for us to right size the technical teams on the Pogo assets as well as we are not going to be in big need of a lot of administrative help. So there’s significant cost savings. We’ve been articulate with the street that at least $50 million in cost savings and we feel very comfortable with that number. As we get our hands around it, we expect that to grow over time.

The deal strength specifically with the numbers. Remember, this is on a six month basis as of June 30, ‘07. So these are actually muted with the current prices and what we think is some of the growth. You can see the tremendous uplift in adjusted EBITDA for the company; 129% change when we put the two companies together with only a 56% increase in number of shares. Therefore, the algebra will show you it’s a very highly accretive transaction from the EBITDA, cash flow and down to the earnings basis on a per share basis to PXP.

The operating margin on a per share basis goes from $4.10 to $5.28, a 29% increase. Again, this is prior to the $75 oil and some of the production enhancements already going on. We expect these numbers to be stronger going forward. The sales volumes on a per BOE basis; .13 to .17. That’s a 31% increase in the number of barrels per share. We think that’s delivering true value on a $75 a barrel to our PXP shareholder.

At the same point in time, even though it’s a cash flow accreted with a shorter RP, it’s not diluting the per share exposure on reserves. Therefore, the 40 million shares with the 219 million barrels worked out to about $5 a barrel on a pro forma basis that works out real well with PXP. That’s one of the key metrics for us to even doing the transaction. The growth, the cost savings and so forth will be better for our business long term. At deal one, it’s got to have these types of metrics for us to take on a transaction like this. We are very proud of it.

A more of a graphic basis, the pro forma key asset areas fit very nicely with our California oil assets. The Rockies enhance our gas exposure up there with the eternal Madden field. It’s one of the best assets in the world that we’ll have a significant interest in Conoco Phillips in. Our San Juan Basin will be an additive also in the Rockies. And the Permian Basin, which is augmented by the Panhandle growth area. The Permian Basin being the 100 million barrels of West Texas intermediate crude I talked about as well as the Panhandle area with a large seismic data base. It’s going to be a very impressive growth area for the company.

Our Gulf Coast area where the South Texas and significant investment Pogo has made in a couple 3D seismic surveys in southeast Texas and South Louisiana. We think we have a lot of potential. We have our same technical guys that have done so well in the Gulf Coast and in the deep water look at these things and give them the A-okay and they are very excited about getting drilling. They’re not company changes, but they’re going to be meaningful production growth and asset growth on the very cost effective high rate of return basis.

And of course the Gulf of Mexico, what we’ve been so successful in deep water. We continue to see that success coming as well as very successful on the shelf with the MacMoRan joint venture.

Our operating strategies stay the same. We’re going to continue to develop the assets for cash flow that are in the basis of non growth cash flowing assets. We’ll harvest those. We’ll keep our LOEs down. We’ll keep our maintenance CapEx under control and take that cash flow and invest in our growth assets. That growth asset is where we’re going to get the incremental value per share going forward for the entire company. The large inventory cash generating assets. This is California on shore. This is the Permian Basin, this is South Texas. They have a very stable base in South Texas with good margins there. Our Madden Field in San Juan. That’s 75% of our total volumes which basically point toward operating financial flexibility because we’re able to take these volumes and these cash flows and invest them in projects and in areas we think have much better rates of return and higher opportunity to create value.

One area we’re talking about Flatrock area in the Gulf of Mexico; our deep water Gulf of Mexico. We’ve already proven these areas to be very successful. Our Rockies area, the Piceance production’s ramping up as we speak with our expansions in our coal grand valley gas system and we’re looking forward to dramatic production increases by year end.

The Panhandle/Gulf Coast I talked about is a growth area. Vietnam and New Zealand. These are two blocks, two International areas that Pogo has had and our team here at PXP we’ve got vast international experience and we’re going to look at these as commercial opportunities for the

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Final Transcript

Sep. 05. 2007 / 9:05AM ET, PXP - Plains Exploration at Lehman Brothers CEO Energy Conference

company. We’re going to drill the well in Vietnam and New Zealand and see if they work. If they work, then we’ll decide whether we want to keep these projects or move forward. And so we think they have a great opportunity. I’m going to talk a little bit about Vietnam in a second.

Our California offshore continues to move forward through the regulatory agencies. We don’t see any hurdles at this point. We don’t see any timing either. We continue to be vigilant there and hopefully we’ll have some good news on that soon. Our real estate is continuing to move forward through all the federal wildlife and fisheries type regulatory hurdles and we’re moving on into the town of Montebello which is inside L.A. County for the local entitlement jurisdictions satisfaction and you’ll see we’re already doing a lot of mitigation and road work on that project going forward.

The exploration of the Gulf of Mexico. This kind of spells a picture. The red wells in areas are the discoveries we made during 2007. The orange areas are the areas that are still drilling are beginning to spud through the rest of the year. These are all 100% — these are all PXP projects. There’s no Pogo projects on this map and presently with operations we look forward to the third quarter conference call in November having results on pretty much 90% to 95% of these things. Right now, we’re way ahead of the program.

Our Flatrock discovery. We’d like to have shown you more data on that, but due to the development operations going on right now and with our partner Operator MacMoRan and also Chevron, we defer to them as Operator and our large partner for them for further developments as we’re still continuing to drill deeper and finding more pay on the Flatrock One well and we’re moving an additional rig in as we speak there to continue development.

Our Friesian project where Shell’s our Operator. We’re working on the commercial opportunity to tie back production. It’s a very significant discovery. To fully understand the entire project, we’re going to have drill a down dip well, a confirmation well that will also test the deeper sands. We hope to get that done in ‘08. And then Vicksburg, Bob North drilling. Cas is drilling right now. Mound Point and Buckhorn is getting ready to spud. These are all projects that are 25 million to 50 million barrels net to PXP and they also move the needle in each and every discovery.

The Rockies and the Piceance Basin, some large acquisition we made earlier in the year. A lot of productivity. Wells were shut in that have been drilled. We’re waiting on pipeline expansions. We have been able to work with our partner their, Momentum that’s now been bought by Duke Conoco and successfully prosecute the expansion of the CBC gas system. We’re taking our production 35 million day up to 55 million a day and above 70 million day by year end.

We had an interesting conversation last night at dinner when they asked why you continue to bring on gas production if gas prices are so low. I said gas prices can’t be low enough for us to bring on this production because all these wells are just shut down. We’re just turning the valves. We’re going to continue to ramp up production and get our market share out of the Rockies and we look for a rebound in gas prices like everybody else, hopefully, sometime next year.

At the same point in time, with the Rex expansion you’ve heard so much about in the CRA differentials get more of commercial range. We’re following our business plan. We are very pleased. We haven’t been producing a whole lot gas this year but next year in ‘08 with the expansion here in the Piceance Basin as well as the Pogo acquisition, we look forward to being a significant gas producer with better than 2006 prices.

Our Green River development, our Eagle project. We were successful in permitting three exploratory wells at our Eagle project. We met with some controversy in getting a full understanding of what we’re trying to accomplish there so we decided to take a step back and go to full development permitting. We’re going to permit the area so everybody understands exactly what we’re going to be doing and how we’re going to do it and how environmentally sensitive our drilling operations will be coming out of California where we understand what it takes to go the extra mile to get that area drilled and developed on a very environmentally friendly basis.

So going through this process is going to be very helpful to where when we start investing capital up there in the Eagle project we’ll be able to go straight to commercial development and have it fully permitted. They’ve got much more prudent use of our capital and our time going forward. In the meantime, we’ll be developing the Piceance.

The Panhandle area with the Pogo transaction is 375,000 acres. There’s a lot of prospects to drill here. Pogo has been working on this project for several years. Actually it was a carryover from the [Latago] days; 715 square miles of proprietary 3D. Average working interest over 80%. We’re going to have a lot of rigs active up here starting in 2008 and 2009 identifying new reserves and new opportunities as well as a lot of rigs development projects at Wheeler and Marvin Lake. This is going to be one of the key growth areas.

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Final Transcript

Sep. 05. 2007 / 9:05AM ET, PXP - Plains Exploration at Lehman Brothers CEO Energy Conference

Right now we’re producing about 4,000 BOE a day up here in the Panhandle. We expect that to grow significantly going forth. The Gulf Coast area, the 175,000 acres we have there; 1,000 square miles of 3 D. We know this business and we look forward to drilling some wells here. Again, it’s not going to move the needle reserve-wise, but it’s going to be very nice production to add and we think we can do a very good job here with the investment that Pogo has already made.

Vietnam is about one and a half million acres. There’s a fairly large 500 million barrel structure in Vietnam that our guys have found all the oil and gas in the deep water. We like it very, very much. We’ve got significant amount of calls from industry wanting to be partners here. We think Vietnam is a diamond in a rough. It’s a very high risk well from the standpoint of its hundreds of miles from known production, but it’s got all the characteristics of being a very significant discovery as it’s the first time 3D was ever around block, so it showed itself very nicely. That’s going to be something we look forward to drilling in late ‘08 or 2009.

In the meantime, New Zealand; we’ve got a half a million acres on the West Side of New Zealand and over 5 million acres on the east side. The plans are ready to spot a well in November with Pogo’s half interest and a well with no well cost with two partners, [Suey] and Mighty River Power which is a local utility and looking forward to finding some oil reserves there and there’s some additional prospects.

New Zealand — the concerns we have in New Zealand for the gas market. We’ve got to find some significant oil reserves to make that highly significant to the combined company, but we think we can make it commercial even if we find some gas.

The offshore California T-Ridge. We’re continuing to work on that project working with the Office of State Lands and also the Environmental Coalition to find a path forward there and we feel like we’re making progress. We’re enjoying the dialogue toward a positive outcome there and hopefully we’ll have more to say about that later in the year.

Our California real estate is our Montebello project. We think it’s going to be montaged in the middle of the L.A. Basin, somewhere between $500 million and $800 million net to PXP. We see the initial road work going along. We’ve done all the plant mitigation, most of the environmental mitigation. Now we’re going to start putting up pads and home sites and so forth and get ready to our sale of the project late ‘08. It’s been scheduled for the last three years.

Bringing the story down to the operating level where the per share cash flow operation accretion, that large inventory of cash generating assets. You can see what we are doing with the money on an operating basis. This budget scoping, we look at spending on a $75 WTI basis, about two thirds of our cash flow on operations. On a $55 WTI basis, it’s about 90%. So we’re looking forward to having the financial flexibility of free cash flow no matter what the oil prices are and going forward.

So we have a very flexible program and on a combined basis and capital rationing where we’re able to either dial up or dial down the expiration or the growth aspects and return money to shareholders has been a hallmark of PXP and we expect that to continue. We’ve been a proven consistent value generator. We’ve sold assets when the asset market was richer than the equity markets and we sold it for cash and returned that cash to shareholders.

Obviously, that’s the case now with $75 a barrel. The cash market is much more robust than the equity market and if equities continue to languish, we will employ the strategy hopefully next year on an ongoing basis as part of our business. Also the master limited partnership, which is a form of sale from a standpoint. That’s a strategy that we announced on the deal that still makes a lot of sense. We’re being very thoughtful here. We don’t have to rush out and do anything. We’re obviously in registration with this Pogo transaction so we’re not going to preempt any aspect of that transaction with regards to the tax free status of it, but the master limited partnership makes sense for PXP for a couple reasons.

Number one, it accelerates the value of the tail. If we can develop our probable’s and possibles and our puds, which out of the 3P combined portfolio of 1.4 billion barrels, it’s a billion barrels of probable’s, possibles and puds and we can develop that on a $10 basis, that cost $10 billion and we can sell it in NRP market as you can today for $25 billion or $30 billion. That’s $15 billion net to PXP. There’s no reason we won’t take advantage of that $15 billion.

Like I told an investor yesterday, there’s very little I won’t do for $15 billion. An whether we formed the MLP or whether we sell it to an MLP or whether we joint venture or sell it for cash and an MLP multiple, we’re going to get that $15 billion. We don’t want our company to dead and gone or us be dead and gone without having extracted that value. The 400 million barrels of puds right now is being valued at $15 a barrel and the market where we can sell those for $20 to $25 a barrel. So with this transaction some of the camouflage that has developed is that the true value of PXP is not being realized right now.

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Final Transcript

Sep. 05. 2007 / 9:05AM ET, PXP - Plains Exploration at Lehman Brothers CEO Energy Conference

We’re dedicated obviously as our longtime shareholders know of not only making that extraction of value, but also making it visible as well. So the MLP could be a significant part of that strategy and we look forward to initiating those discussions right after the close of the Pogo transaction.

On an aspect of maintaining the financial flexibility and being in a position to take advantage of this acceleration. The financial commitments I’ve talked about are already obtained for the Pogo transaction. We’ve positioned ourselves to take advantage of arbitrage and the property and the equity markets. We targeted a BB family credit metric over time. I promise Winston I’d put that in there for him. And we’re also maintaining commodity price protection. Our commodity price strategy is put the floors in place, the $55 floors and then also we inherit the Pogo callers and some of their hedging transactions.

We’ve got almost three quarters of our combined production covered under our hedges here in 2007. Less than half in 2008 and less than a third in 2009 as we grow production going forth. The question is why do we do put hedges at $55 when crude is $75? We want to use leverage. We want to be opportunistic. We want to be able to leverage our balance sheet and look to our creditors and say that our cash flow and their cash flow is secure if we have an Armageddon wash out in crude oil prices. We continue to manage the business prudently and keep our flexibility up so we can be aggressive when the opportunity shows itself.

The compelling investment theme for PXP continues to be the growing per share value, the solid operating and financial strategies and we’re looking forward to the Pogo expansion to make that even more of a reality in the commodity price protection without limiting the upside. So that’s the PXP presentation. Thank you very much.

Q-AND- A

Jeffrey Robertson —Lehman Brothers—Analyst

Thank you, Jim. I think we’ve got time for a question or two in the room.

Unidentified Audience Member

With your debt to cap at 50%, I’m just wondering with the asset sales in California, maybe a year or year and a half away, what your thoughts are on additional asset dispositions, where, when, timing, etc.?

James Flores —Plains Exploration & Production Company—Chairman, President & CEO

I’d love to answer the question specifically, but let me try because the aspect of the Pogo transaction is going to govern it and we’re not contemplating any asset sales right now on the Pogo side. So I can talk about it from the PXP side. We’ll work through that. If oil is going to be $75, we can see a significant flow of free cash flow next year, paying down debt. We have it a little south of 50% pro forma for the transaction. You don’t have the same visibility we have for the pro forma numbers and we’re going to be a very significant earnings generator.

We think we can get our debt to cap in the low 40’s here within 18 months without asset sales; just on the earnings basis and pre cash flow and rationalization moving forward. One of the difficult parts of this transaction is that Pogo has done a lot of asset rationalization. Other assets are spectacular. They’re as good or better than ours from the standpoint. There’s different complexions, different makeup, and so we sit in a room and rank the assets and we have a lot of 1A’s, 1B’s, 2A’s, 2B’s.

So with our asset intensity being strong, we’re going to just be opportunistic there. One thing we probably won’t do with gas prices is rationalize gas assets. We think we’ll probably be more — if we want to take advantage of that and see a real dislocation, we may be able to slightly trim the crude oil asset to take advantage of the strong curve. That’s kind of about as much direction I can give you at this point time.

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Final Transcript

Sep. 05. 2007 / 9:05AM ET, PXP - Plains Exploration at Lehman Brothers CEO Energy Conference

Unidentified Audience Member

Having done a little reading in that area or on that area it appears that the operators like Williams and Conoco success is substantially based upon their technical capabilities in drilling, completing, fracking, et cetera. I am wondering relative to PXP what type of technical competence you have to exploit this 3,000 location opportunity.

James Flores —Plains Exploration & Production Company—Chairman, President & CEO

Good question, Fred. From a standpoint of PXP, one thing I’ve done for the last five years is handpick what I think is the best technical team in the industry. Of course they’re mine and I can say that, but they are also proven. One thing that’s interesting from a standpoint of the Piceance. The Piceance technology on the fracking and so forth, it’s pretty well known technology. The service companies employ, we use Halliburton just like Exxon and Williams and Conoco do and so forth. So really the improvements have come around is through the processes, the technology production maintenance and also the operational maintenance.

It’s whether you run a full suite of logs or just a case of blogs and you shorten the rig time and you shorten the cost. That’s where they’ve been the most successful. With our guys, our management being trained in the Gulf of Mexico where costs are so much higher and logistics are so much more involved and planning is such a bigger deal, we think we can drive at least those type of results that Williams and Conoco have. They’re much further up the curve in confidence that they’ll drill a well and case it without logging it and then run case logs after that.

We’re still doing a little more science to make sure our assets we feel good about. One of the things we’re employing that is as much a regulatory and environmental aspect that we think is helping us a lot on efficiencies is the pad drilling versus just single well pad drilling that has been prevalent in the Piceance and also in the Green River. The pad drilling is we can drill 16 wells from one pad location. So we’re moving rigs faster. We use more technology in the selection of rigs. We’re also consolidating our frack aspects. We’ll drill 6, 8 wells at a time and move the rig off or eight wells on one side, move the rig off, frack all eight, move a rig back on, drill eight, frack all at one time.

So the disruption in the production maintenance as therefore as you know as you’re getting production on faster and you’re getting these fracks done on a consolidated basis. You’re getting cost savings that’s all driving the rate of return. The actual technology of the slick water fracks and so forth, besides tweaking sand counts and so forth is not as important as the production management and Williams in Canada have done a fabulous job. We are basically copying exactly what they’re doing and trying to tweak it a little bit on our side.

So people have asked us about the integration of the Piceance. It’s fully integrated. We’ve got a five rig program running right now and it’s like we’ve owned it since inception. The big thing we’ve been doing is uncorking the marketing and that’s where we’ve added a lot of value to the coal brand valley is that we’re working on relationships with Williams, Duke Conoco and Enterprise and making sure we can get a maximum gas flow out of the coal brand valley and that’s where a big problem was in our area of the Piceance and that’s the reason why we were able to Laramie out. They weren’t able to solve those issues as well as we did. So we’re continuing to add value on both sides of the ball in that transaction.

Jeffrey Robertson —Lehman Brothers—Analyst

I’d like to thank Jim. We do have follow up break out session in the Liberty Five Room.

James Flores —Plains Exploration & Production Company—Chairman, President & CEO

Thank you very much.

ADDITIONAL INFORMATION & FORWARD LOOKING STATEMENTS

This transcript contains forward-looking information regarding PXP that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this transcript that

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Final Transcript

Sep. 05. 2007 / 9:05AM ET, PXP - Plains Exploration at Lehman Brothers CEO Energy Conference

address activities, events or developments that PXP expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	reserve and production estimates,

•	oil and gas prices,

•	the impact of derivative positions,

•	production expense estimates,

•	cash flow estimates,

•	future financial performance,

•	planned capital expenditures, and

•	other matters that are discussed in PXP’s filings with the SEC.

These statements are based on our current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2006, for a discussion of these risks.

All forward-looking statements in this transcript are made as of the date hereof, and you should not place undue reliance on these statements without also considering the risks and uncertainties associated with these statements and our business that are discussed in this transcript and our other filings with the SEC. Moreover, although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except for any obligation to disclose material information under the Federal securities laws, we do not intend to update these forward-looking statements and information.

PXP AND POGO HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, POGO AND THE ACQUISITION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP SEEKING THEIR APPROVAL OF THE ISSUANCE OF SHARES OF PXP STOCK TO BE USED AS MERGER CONSIDERATION AND SECURITY HOLDERS OF POGO SEEKING THEIR APPROVAL OF THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND POGO WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (713) 579-6000, E-MAIL: JPANKEY@PXP.COM.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO POGO) MAY ALSO BE OBTAINED FOR FREE FROM POGO BY DIRECTING A REQUEST TO POGO PRODUCING COMPANY, 5 GREENWAY PLAZA, SUITE 2700, HOUSTON, TX 77046, ATTENTION: CLAY JEANSONNE, TELEPHONE: (713) 297-5000, E-MAIL:JEANSONC@POGOPRODUCING.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus when it is filed. Information concerning beneficial ownership of PXP stock by its directors and certain executive officers is included in its proxy statement dated March 29, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

Pogo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Pogo’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus when it is filed. Information concerning beneficial ownership of Pogo stock by its directors and certain executive officers is included in its proxy statement dated April 20, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

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© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.